# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RUBRIK, INC., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 09/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001415889-25-009469
Filed by CIK 0001685768
Persons authorized to receive notices and communications: Anne-Kathrin Lalendran, c/o Rubrik Inc., 3495 Deer Creek Road, Palo Alto, California (CA), 94304, 884-478-2745

## Reporting persons
- Bipul Sinha (CIK 0001685768): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 13,791,466; shared voting power 0; sole dispositive power 13,791,466; shared dispositive power 0; aggregate amount beneficially owned 13,791,466 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: RUBRIK, INC.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the shares of Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of Rubrik, Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by Bipul Sinha (the "Reporting Person") with the Securities and Exchange Commission on April 1, 2025, Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person and are incorporated herein by referenced. The percentage set forth in row 13 is based upon 142,085,609 shares of the Issuer's Class A Common Stock outstanding as of August 31, 2025, as reported in the Issuer's Form 10-Q filed the SEC on September 10, 2025.

The Reporting Person's ownership of the Issuer's securities includes 2,499,975 shares issuable within 60 days of the date of this report, upon the exercise of stock options held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Schedule 13D set forth the number of shares of Class A Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, the Reporting Person has not effected any transactions in the Class A Common Stock during the past sixty days:

Sale of Class A Common Stock:

On September 12, 2025, the Reporting Person sold 615,807 shares of the Issuer's Class A Common Stock.

Gift of Shares:

On September 12, 2025, the Reporting Person gifted 150,000 shares of the Issuer's Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Bipul Sinha: /s/ Bipul Sinha, Bipul Sinha (09/12/2025)